FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of letter to the Buenos Aires Stock Exchange dated March 21, 2012

TRANSLATION
Autonomous City of Buenos Aires, March 21, 2012

Messrs
Buenos Aires Stock Exchange

Re.: Decrees 324/12 of the Executive Power of the Chubut Province and 393/12 from the Santa Cruz Province

Dear Sirs:
                       The purpose of this letter is to comply with the requirements of Article 23 of the Regulations of the Buenos Aires Stock Exchange by informing that on March 20, 2012, YPF S.A. was notified that:

1.
Through Decree 324/12, the Executive Power of the Chubut Province ordered the expiration of the exploitation concessions of the blocks denominated El Trébol – Escalante and Cañadón Perdido – Campamento Central – Bella Vista Este, both operated by YPF S.A. In such decree, it is also indicated that the expiration will be effective ninety (90) calendar days after its notification.

2.
Through Decree 393/12, the Executive Power of the Santa Cruz Province ordered the expiration of the exploitation concessions of the blocks denominated Los Monos and Cerro Piedra – Cerro Guadal Norte, both operated by YPF S.A. This decree also contains a rejection of the request for authorization concerning the assignment of the stake held by BG INTERNATIONAL LIMITED, Argentine Subsidiary in the Barranca Yankowsky area to YPF S.A. Additionally, the decree mentions that its content will be submitted to the Honorable Chamber of Deputies of the Santa Cruz Province for its ratification.

It is important to mention that the blocks referred to in both decrees represent, in the aggregate, approximately 2.76% of the total production of YPF S.A. during the year 2011 and approximately 2.38% of the total estimated proved reserves of YPF S.A. as of December 31, 2011.

YPF S.A. will evaluate the scope of these decrees and it will defend its rights in all relevant matters.

Yours faithfully, Guillermo Reda
Market relations officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 21, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Market relations officer